Exhibit 99.1

OceanaGold Provides Notice of First Quarter 2026 Results, Conference Call, and 2026 Annual Meeting of the Shareholders

VANCOUVER, BC, April 16, 2026 /CNW/ - OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") will release its operational and financial results for the first quarter of 2026 after market close on Wednesday, May 6, 2026. The results will be made available on the Company's website at www.oceanagold.com. The Company will hold its 2026 annual meeting of the shareholders (the "AGM") on Tuesday, June 9, 2026.

First Quarter 2026 Results Conference Call Details

Senior management will host a conference call and webcast to discuss the first quarter 2026 results on Thursday, May 7, 2026, at 10:00am EDT (7:00am PDT). To participate in the conference call, please use one of the following methods:

Webcast: https://app.webinar.net/8KkdZq6zb7e
Toll-free North America: 1-888-510-2154
International: 1-437-900-0527

If you are unable to attend the call, a recording will be made available on the Company's website.

Virtual AGM Details

The Company will hold its AGM on Tuesday, June 9, 2026, at 12:00pm EDT (9:00am PDT). The meeting will be held virtually via a live webcast accessible on the day at: https://www.meetnow.global/MNHGK99.

The record date to determine the holders of the Company's common shares who are entitled to receive notice of, and to vote at, the AGM is April 23, 2026. Detailed voting and participation instructions for eligible shareholders will be provided in the Company's AGM Management Information Circular, expected to be published on the Company's website in early May 2026.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

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SOURCE OceanaGold Corporation

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%CIK: 0001487326

For further information: For further information please contact: Investor Relations: Rebecca Henare, VP, Investor Relations, Tel: +1 604-678-4095, ir@oceanagold.com; Valerie Burns, Manager, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations:  Louise Burgess, VP, Communications, Tel: +1 604-403-2019, media@oceanagold.com

CO: OceanaGold Corporation

CNW 07:00e 16-APR-26